EXHIBIT 99.1

Burcon Announces Fiscal 2017 Results and Reviews Operations

VANCOUVER, British Columbia, June 21, 2017 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR), a leader in functional and renewable plant proteins, reported results for the year ended March 31, 2017.

Fiscal 2017 Operational Highlights

  Burcon’s exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM) commissioned its first full-scale commercial CLARISOY™ production facility.

  Issued a convertible note for the principal amount of $2.0 million, with net proceeds of $1.9 million.

  Completed an over-subscribed rights offering for gross proceeds of $5.1 million, with net proceeds of $5.0 million.

  Advanced discussions with certain multi-national food ingredient providers for a royalty or a joint operations agreement for Peazazz®.

  Burcon’s Winnipeg Technical Centre undertook Peazazz® applications work and provided significant quantities of samples throughout the year in response to requests from and in support of analytical work conducted by potential commercialization partners as well as for food and beverage companies who have expressed an interest in Peazazz® and Peazac™.

  Received two U.S. patent grants during the fiscal year.  Subsequent to the year-end, received two additional U.S. patent grants, including Burcon’s first Peazazz® pea protein technology patent grant.  Burcon received a further two patent allowances subsequent to the year-end, bringing the company’s patent portfolio to 216 issued patents in various countries, including 64 in the U.S., as well as more than 350 active patent applications, including 47 additional U.S. patent applications.

Management Commentary

During fiscal 2017, Burcon’s CLARISOY™ soy protein license partner, Archer Daniels Midland (NYSE:ADM) completed the construction and commissioning of the first full-scale CLARISOY™ production facility.  The new production facility, located at ADM’s global processing headquarters in Decatur, Illinois, was commissioned in November 2016.

Unique to any other proteins on the market, ADM’s CLARISOY™ line of soy proteins comprises the world’s only vegetable-based proteins that offer exceptionally high solubility, clean flavor and complete protein nutrition for low pH and neutral pH beverage systems.  ADM’s current CLARISOY™ product portfolio includes: CLARISOY™ 150; CLARISOY™ 170: and CLARISOY™ 180, and this product line is well-positioned to help beverage manufacturers meet the ever-growing demand from health and wellness-minded consumers for great-tasting, nutritionally enhanced beverages with natural ingredients and clean labels.

ADM is actively engaged with a number of existing CLARISOY™ customers, as well as numerous potential CLARISOY™ customers, at various stages of the typical protocol food and beverage companies utilize when investigating and adopting a novel new ingredient for use in their food and beverage products.  CLARISOY™ is currently available in a limited release in a few consumer products, which are already on store shelves in Europe and in North America.  We expect ADM’s current sales and development campaign to bear fruit in the form of expanded distribution of CLARISOY™ in the coming quarters.

Also, during fiscal 2017, Burcon continued its efforts toward commercializing its other unique plant protein extraction technologies.  Burcon has focused in particular on working with a select group of potential partners for the commercialization of our Peazazz® pea protein.  Burcon’s team at the Winnipeg Technical Centre continues to support these ongoing discussions with: due diligence visits; applications work on potential consumer products; and sample production, both for the potential partners as well as for food and beverage companies who have expressed an interest in Peazazz® and Peazac™.  The potential partners’ activities have included undertaking applications work, detailed market analyses and the investigation of production logistics.

Subsequent to the fiscal year end, Burcon was granted a U.S. patent, covering technology for the production of its Peazazz® pea protein:  U.S. patent no. 9,635,875, was granted on May 2, 2017.  This patent is important and represents the first patent to be granted for Burcon’s pea technology by the U.S. Patent and Trademark Office and confirms that our approach is unique, distinct and defensible.  Burcon has a number of additional pea protein patent applications and we are confident that, in due course, we will be granted additional patents.

Since the beginning of fiscal 2017, Burcon has been granted two U.S. patents covering technologies for the production of CLARISOY™, and also has received two notices of allowance from the United States Patent and Trademark Office for a third and fourth patent for the production of CLARISOY™ soy protein.   A notice of allowance from the United States Patent and Trademark Office is a written notification that a patent application has cleared internal review, is pending issuance and will grant in the near future.  CLARISOY™ soy protein patents:  U.S. patent no. 9,629,381 granted April 25, 2017; and U.S. patent no. 9,603,377 was granted on March 28, 2017; and U.S. patent application 15/094386 was allowed on March 14, 2017, and U.S. patent application 14/117384 was allowed on March 29, 2017.

These patent grants and allowances bring the company’s patent portfolio to 216 issued patents in various countries, including 64 in the U.S., as well as more than 350 active patent applications, including 47 additional U.S. patent applications.

According to the “2016 Food & Health Survey” from the International Food Information Council Foundation in Washington, DC, protein is the single most sought out nutrient by U.S. consumers.  Burcon anticipates continued acceleration of the demand for protein ingredients globally and even more so for plant proteins.  Analyzing the demand for plant proteins further, there is a clear signal from the market for alternatives to soy: the traditional dominant plant protein ingredient.   Burcon believes it is well-positioned to profit from this trend with its Peazazz® pea protein as well as with Supertein® and Puratein® and Nutratein® canola proteins.  In the coming year, Burcon will continue to focus our efforts on securing a commercialization partnership or partnerships for our other alternative plant protein technologies.

Financial Results (in Canadian dollars)

Revenues totaled $88,000 for the year, as compared to $106,000 in the same year-ago period.  Cash royalty revenues accounted for just over one-half of this year’s royalty revenues, as compared to last year’s where they were derived mainly from the recognition of deferred royalty payments.  The nominal revenues reflect the company’s development phase status as it transitions to the commercial stage.

Net loss totaled $5.8 million or $0.16 per basic and diluted share for fiscal 2017, as compared to a net loss of $6.6 million or $0.18 per basic and diluted share in fiscal 2016.

Research and development expenses totaled $2.2 million for the year, as compared to $2.7 million in fiscal 2016.  Most of the decrease is due to deferred development costs being fully amortized during fiscal 2017.  Lower repairs and maintenance expenses and salaries expenses from the termination of an employee last year also contributed to the decrease.

Intellectual property (IP) expenses decreased to $1.4 million in fiscal 2017 from $1.6 million in fiscal 2016.  The lower IP expenses are due to the temporary deferral of the prosecution of patent applications and the payment of maintenance fees, where possible, to conserve cash resources while Burcon was undergoing the financing period.  In addition, there were fewer patent applications that entered national phase this year than in fiscal 2016.

General and administrative expenses decreased to $2.3 million in fiscal 2017 from $2.6 million in the fiscal 2016.  The decrease is mostly attributed to decreases in stock based compensation and non-cash financing expenses.

At March 31, 2017, cash balances totaled $4.7 million compared to $2.5 million at March 31, 2016.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least February 2018.  This estimate does not take into account potential proceeds from outstanding convertible securities, royalty revenues from the sale of CLARISOY™, or any other potential revenue from product sales or licensing.

The company’s complete financial statements, along with management’s more detailed discussion and analysis, are available from the company’s Investors section at www.burcon.ca or from www.sedar.com.

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2017 and 2016
(Prepared in Canadian dollars)
	2017	2016
	$	$
Assets

Current assets
Cash and cash equivalents	4,701,108	2,479,862
Amounts receivable	163,668	152,143
Prepaid expenses	178,998	171,209
	5,043,774	2,803,214

Property and equipment	494,666	514,203
Deferred financing costs	-	58,376
Deferred development costs	-	222,343
Goodwill	1,254,930	1,254,930

	6,793,370	4,853,066

Liabilities

Current liabilities
Accounts payable and accrued liabilities	516,883	701,748
Derivative liabilities	197,613	-
	714,496	701,748

Convertible note	1,818,473	-
Accrued interest	146,696	-
Deferred revenue	-	39,097
	2,679,665	740,845

Shareholders' Equity
Capital stock	70,000,001	64,936,947
Contributed surplus	6,778,227	6,487,975
Options	10,379,989	9,779,276
Warrants	281,989	458,187
Deficit	(83,326,501)	(77,550,164)
	4,113,705	4,112,221

	6,793,370	4,853,066

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2017 and 2016
(Prepared in Canadian dollars)

	Years ended March 31,
	2017	2016
	$	$

Revenue
Royalty income	87,839	106,390

Expenses
Research and development	2,245,220	2,653,585
Intellectual property	1,363,121	1,602,936
General and administrative	2,308,766	2,635,032

	5,917,107	6,891,553

Loss from operations	(5,829,268)	(6,785,163)

Interest and other income	154,257	153,157
Interest expense	(225,163)	-
Foreign exchange gain	29,024	62,230
Change in fair value of derivative liability	94,813	-

Loss and comprehensive loss for the year	(5,776,337)	(6,569,776)

Basic and diluted loss per share	(0.16)	(0.18)

Media & Industry Contact:
Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca
www.burcon.ca